Exhibit (a)(5)(ii)

Ally Financial Announces Final Results of Cash Tender Offer for Series A Preferred Shares

DETROIT, May 21, 2015 /PRNewswire/ — Ally Financial Inc. (NYSE: ALLY) today announced the final results of its previously announced offer (the “Offer”) to purchase up to 13,000,000 shares of its outstanding Fixed Rate/Floating Rate Perpetual Preferred Stock, Series A (the “Series A Shares”) for $26.65 per Series A Share (the “Offer Price”), which expired at 11:59 p.m., New York City time, on May 20, 2015. The Series A Shares are listed on the New York Stock Exchange under the symbol “ALLY PRB.” The CUSIP number for the Series A Shares is 02005N308.

Based on the final count by Global Bondholder Services Corporation, the depositary and information agent for the Offer (the “Depositary”), a total of 22,298,326 Series A Shares were validly tendered and not validly withdrawn.

Ally also announced today that it intends to accept for purchase 13,000,000 Series A Shares for an aggregate cost of $346,450,000, excluding fees and expenses relating to the Offer. As more than 13,000,000 Series A Shares were tendered at the Offer Price, Ally accepted for purchase only a prorated portion of the Series A Shares tendered by each tendering shareholder, except for fractional shares, which were not accepted, as described in Ally’s Offer to Purchase dated April 23, 2015, as amended and supplemented from time to time (the “Offer to Purchase”). Based on the final count, without including fractional shares as described in the Offer to Purchase, the Depositary has informed Ally that the proration factor for the Offer is approximately 58.3% of the Series A Shares validly tendered and not validly withdrawn. The Series A Shares accepted for purchase in the Offer represent approximately 31.8% of the total number of Series A Shares issued and outstanding as of March 31, 2015. Based on these numbers, and following settlement of the Offer, Ally will have 27,870,560 Series A Shares issued and outstanding.

Series A Shares tendered in the Offer that have not been accepted for purchase due to proration will be promptly returned to the tendering holders. Ally expects to pay for the Series A Shares accepted for purchase pursuant to the Offer on May 22, 2015.

Citigroup and Deutsche Bank Securities acted as the dealer managers in the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Series A Shares. Ally has filed a Schedule TO, as amended, with the Securities and Exchange Commission, accompanied by the Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and various other documents, which set forth the terms of and conditions to the Offer. The Offer to Purchase, Letter of Transmittal and certain other documents were made available to all holders of Series A Shares, at no expense to them. The Schedule TO and the documents filed with it, including the Offer to Purchase and the Letter of Transmittal, are available for free at the SEC’s website, www.sec.gov.

About Ally

Ally Financial Inc. (NYSE: ALLY) is a leading automotive financial services company powered by a top direct banking franchise. Ally’s automotive services business offers a full spectrum of financial products and services, including new and used vehicle inventory and consumer financing, leasing, vehicle service contracts, commercial loans and vehicle remarketing services, as well as a variety of insurance offerings, including inventory insurance, insurance consultative services for dealers and other ancillary products. Ally Bank, the company’s direct banking subsidiary and member FDIC, offers an array of deposit products, including certificates of deposit, savings accounts, money market accounts, IRA deposit products and interest checking. Ally’s Corporate Finance unit provides financing to middle-market companies across a broad range of industries.

With approximately $153.5 billion in assets as of March 31, 2015, Ally operates as a financial holding company.

Forward Looking Statements

In this press release, the use of the words “expect,” “anticipate,” “estimate,” “forecast,” “initiative,” “objective,” “plan,” “goal,” “project,” “outlook,” “priorities,” “target,” “explore,” “positions,” “intend,” “evaluate,” “pursue,” “seek,” “may,” “would,” “could,” “should,” “believe,” “potential,” “continue,” or the negative of any of those words or similar expressions is intended to identify forward-looking statements. All statements herein and in related charts and management comments, other than statements of historical fact, including without limitation, statements about future events and financial performance, are forward-looking statements that involve certain risks and uncertainties.

While these statements represent Ally’s current judgment on what the future may hold, and Ally believes these judgments are reasonable, these statements are not guarantees of any events or financial results, and Ally’s actual results may differ materially due to numerous important factors that are described in the most recent reports on SEC Forms 10-K and 10-Q for Ally, each of which may be revised or supplemented in subsequent reports filed with the SEC. Such factors include, among others, the following: maintaining the mutually beneficial relationship between Ally and General Motors, and Ally and Chrysler Group LLC, and Ally’s ability to further diversify its business; Ally’s ability to maintain relationships with automotive dealers; the significant regulation and restrictions that Ally is subject to as a bank holding company and financial holding company; the potential for deterioration in the residual value of off-lease vehicles; disruptions in the market in which Ally funds its operations, with resulting negative impact on its liquidity; changes in Ally’s accounting assumptions that may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; changes in Ally’s credit ratings; changes in economic conditions, currency exchange rates or political stability in the markets in which Ally operates; and changes in the existing or the adoption of new laws, regulations, policies or other activities of governments, agencies and similar organizations (including as a result of the Dodd-Frank Act and Basel III).

Investors are cautioned not to place undue reliance on forward-looking statements. Ally undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or other such factors that affect the subject of these statements, except where expressly required by law.

Contact:

Gina Proia

646-781-2692

gina.proia@ally.com

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